SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

SIGMATRON INTERNATIONAL, INC.

(Name of Subject Company (Issuer))

SIGMATRON INTERNATIONAL, INC.

(Name of Filing Persons (Issuer and Offeror)),

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

Underlying Common Stock: 82661L101

(CUSIP Number of Class of Securities)

Linda K. Frauendorfer

Chief Financial Officer, Vice President Finance, Treasurer, and Secretary

SigmaTron International, Inc.

2201 Landmeier Road

Elk Grove Village, Illinois 60007

(847) 956-8000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Arthur Don, Esq.

Greenberg Traurig, LLP

77 West Wacker Drive, Suite 3100

Chicago, Illinois 60601

Tel: (312) 456-8400

Fax: (312) 456-8435

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$301,500	$38.83

*	Estimated for purposes of calculating the amount of the filing fee only. This amount assumes that options to purchase 395,190 shares of Common Stock, $0.01 par value, of SigmaTron International, Inc. will be purchased pursuant to this offer for an aggregate of $301,500 in cash. The actual transaction value will be based on the number of options tendered, if any, which may result in a lesser aggregate amount. The amount of the filing fee equals $128.80 per million dollars of the value of the transaction. The transaction value set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $38.83	Filing Party: SigmaTron International, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: October 1, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Introduction

This Amendment No. 1 (this “Final Amendment”) amends and supplements the tender offer statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on October 1, 2013 (the “Original Schedule TO” and, together with this Final Amendment, the “Schedule TO”), by SigmaTron International, Inc., a Delaware corporation (the “Company”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase certain outstanding options to purchase shares of its Common Stock, par value $0.01 per share (the “Eligible Options”) on the terms and subject to the conditions set forth in the Offer To Purchase For Cash Certain Stock Options Granted Under SigmaTron International, Inc. Stock Option Plans, dated October 1, 2013 (the “Offer to Purchase”), upon the terms and subject to the conditions set forth therein (the “Offer”).

This Final Amendment is being filed to report the results of the Offer and is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) promulgated under the Exchange Act. All information in the Offer to Purchase and the Schedule TO is expressly incorporated herein by reference.

The following information is provided pursuant to Rule 13e-4(c)(4):

•	The Offer expired at 11:59 p.m., Eastern time, on October 29, 2013.

•	Pursuant to the Offer to Purchase, the Company accepted for purchase all properly tendered and not validly withdrawn Eligible Options, which represented the right to purchase an aggregate of 394,200 shares of Company common stock.

•	Upon the terms and subject to the conditions set forth in the Offer to Purchase, the Company paid to the holders of such Eligible Options an aggregate Cash Payment of approximately $300,410 on October 30, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SIGMATRON INTERNATIONAL, INC.

By:	/s/ Gary R. Fairhead
Name: Gary R. Fairhead Title: President and Chief Executive Officer

Date: November 6, 2013

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